As filed with the Securities and Exchange Commission on February 7, 2014
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)*

TIM PARTICIPAÇÕES S.A.
(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE	88706P 20 5
(Title of Class of Securities)	(CUSIP Number)

ANTONINO CUSIMANO TELECOM ITALIA S.P.A. PIAZZA DEGLI AFFARI, 2 20123 MILAN ITALY Telephone: +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
JEFFREY M. OAKES, ESQ. DAVIS POLK & WARDWELL LLP 99 GRESHAM STREET LONDON EC2V 7NG UNITED KINGDOM Telephone: +44 20 7418 1386 February 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 88706P106
						Number of Shares Beneficially Owned By Each Reporting Person With
1. Names of Reporting Persons.	2. Check the Appropriate Box if a Member of a Group (See Instructions)	3. SEC Use Only	4. Source of Funds (See Instructions)	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	6. Citizenship or Place of Organization	7. Sole Voting Power	8. Shared Voting Power	9. Sole Dispositive Power	10. Shared Dispositive Power	11. Aggregate Amount Beneficially Owned by Each Reporting Person	12. Check if the Aggregate Amount in Column (11) Excludes Certain Shares (See Instructions)	13. Percent of Class Represented by Amount in Column (11)	14. Type of Reporting Person (See Instructions)
Telecom Italia S.p.A.	(a) ☐ (b) ☐		Not applicable	☐	Italy	1,611,969,946		1,611,969,946		1,611,969,946	☐	66.68%	HC, CO
Telecom Italia International N.V.	(a) ☐ (b) ☐		Not applicable	☐	The Netherlands	1,611,969,946		1,611,969,946		1,611,969,946	☐	66.68%	HC, CO
TIM Brasil Serviços e Participações S.A.	(a) ☐ (b) ☐		Not applicable	☐	Brazil	1,611,969,946		1,611,969,946		1,611,969,946	☐	66.68%	HC, CO

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 13, 2011 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the SEC on August 15, 2011 (“Amendment No. 2”), each filed by the Reporting Persons with respect to the common shares without par value of TIM Participações S.A. (the “Issuer”) (the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the meanings ascribed to such terms in Schedule 13D.  This Amendment No. 3 amends items 4 and 7 as set forth below.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by addition of the following:

On February 6, 2014, Telecom Italia S.p.A. published a press release describing the procedures adopted by the Board of Directors to be followed to manage any extraordinary transaction relating to Telecom Italia shareholdings in Tim Brasil group companies.  A copy of Telecom Italia S.p.A.’s press release is filed herewith as Exhibit 1.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

1	Press Release dated February 6, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELECOM ITALIA S.P.A.
Date:	February 7, 2014	By:	/s/
			Name:	Riccardo Amerigo Pettazzi
			Title:	Director of Corporate Affairs

TELECOM ITALIA INTERNATIONAL N.V.
Date:	February 7, 2014	By:	/s/
			Name:	Francesco Saverio Lobianco
			Title:	Chief Executive Officer

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
Date:	February 7, 2014	By:	/s/
			Name:	Franco Bertone
			Title:	Chief Executive Officer